Exhibit 99.1

BROOKFIELD INFRASTRUCTURE FINANCE ULC,

BROOKFIELD INFRASTRUCTURE FINANCE LLC,

BROOKFIELD INFRASTRUCTURE FINANCE LIMITED,

and

BROOKFIELD INFRASTRUCTURE FINANCE PTY LTD
Issuers

and

COMPUTERSHARE TRUST COMPANY OF CANADA
Trustee

SEVENTH SUPPLEMENTAL INDENTURE

supplementing the Indenture dated as of October 10, 2012

-and-

providing for the issue of

MEDIUM TERM NOTES

ARTICLE 1
INTERPRETATION		2
1.1	To Be Read With Indenture	2
1.2	Seventh Supplemental Indenture	2
1.3	Amendments to Indenture	2
1.4	Definitions	2

ARTICLE 2
ISSUE OF THE NOTES		10
2.1	Form, Terms and Certification and Delivery of the Notes	10
2.2	Execution of Notes	12
2.3	Certification	12
2.4	Additional Events of Default	12

ARTICLE 3
INTEREST, PAYMENT OF PRINCIPAL AND REDEMPTION AND REPURCHASE		13
3.1	Record Date	13
3.2	Payment of Interest	13
3.3	Payment of Principal and Premium	13
3.4	Redemptions and Repurchases	13
3.5	Location of Registers	14
3.6	Additional Amounts	14
3.7	Trustee, etc.	14

ARTICLE 4
CHANGE OF CONTROL		14
4.1	Redemption upon a Change of Control	14

ARTICLE 5
COVENANTS		15
5.1	Limitations on Indebtedness	15
5.2	Limitation on Liens	15

ARTICLE 6
MISCELLANEOUS		16
6.1	Acceptance of Trust	16
6.2	Confirmation of Indenture	16

6.3	Trust Indenture Act	16
6.4	Counterparts	16
6.5	Use of Proceeds	16
6.6	Responsibility for Notes	16

SCHEDULE I - FORM OF NOTES

THIS SEVENTH SUPPLEMENTAL INDENTURE dated as of the 7th day of October, 2019

BETWEEN:

BROOKFIELD INFRASTRUCTURE FINANCE ULC, an unlimited liability company formed under the laws of Alberta

- and -

BROOKFIELD INFRASTRUCTURE FINANCE LLC, a limited liability company formed under the laws of Delaware

- and -

BROOKFIELD INFRASTRUCTURE FINANCE LIMITED, a corporation incorporated under the laws of Bermuda

- and -

BROOKFIELD INFRASTRUCTURE FINANCE PTY LTD, a proprietary company limited by shares incorporated under the laws of Australia

(collectively, the “Issuers”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (the “Trustee”)

WHEREAS the Issuers entered into an indenture (the “Indenture”) dated as of October 10, 2012 which provided for the issuance of one or more Series of unsecured notes of the Issuers by way of Supplemental Indentures;

AND WHEREAS this Seventh Supplemental Indenture is entered into for the purpose of providing for the creation and issuance of a seventh series of Notes to be designated “Medium Term Notes” (herein called the “Notes”) pursuant to the Indenture and establishing the terms, provisions and conditions of the Notes;

AND WHEREAS this Seventh Supplemental Indenture is executed pursuant to all necessary authorizations and resolutions of the Issuers;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuers and not by the Trustee;

NOW THEREFORE THIS SEVENTH SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1                               To Be Read With Indenture

This Seventh Supplemental Indenture is a Supplemental Indenture within the meaning of the Indenture.  The Indenture and this Seventh Supplemental Indenture shall be read together and shall have effect so far as practicable as though all the provisions of both indentures were contained in one instrument.

1.2                               Seventh Supplemental Indenture

The terms “this Seventh Supplemental Indenture”, “this indenture”, “herein”, “hereof”, “hereby”, “hereunder”, and similar expressions, unless the context otherwise specifies or requires, refer to the Indenture as supplemented by this Seventh Supplemental Indenture and not to any particular Article, Section, subsection or clause or other portion thereof, and include every instrument supplemental or ancillary to this Seventh Supplemental Indenture.

1.3                               Amendments to Indenture

For the purposes of this Seventh Supplemental Indenture only,

1.3.1                     Section 1.1 of the Indenture is hereby amended by deleting the definition of “FATCA”.

1.3.2                     Section 10.5(i) of the Indenture is hereby amended by sequentially inserting new clauses (M) and (N) after clause (L), deleting clause (I) and re-numbering the Section accordingly:

“(M)                      any Taxes that are required to be deducted or withheld from any payment under or in respect of the Notes as a consequence of the holder or beneficial owner thereof being at any time a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada) (“Tax Act”)) of an Issuer or at any time not dealing at arm’s length (within the meaning of the Tax Act) with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of an Issuer or as a consequence of the payment being deemed to be a dividend under the Tax Act;

(N)                               any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the Code, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) withholding or deduction imposed pursuant to any agreement between an Issuer or Guarantor and the United States of America or any authority thereof implementing FATCA, or (iii) Taxes or penalties arising from the holder’s or beneficial owner’s failure to comply with the holder’s or beneficial owner’s obligations imposed under Part XVIII of the Tax Act, the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting;”

1.4                               Definitions

All terms which are defined in the Indenture and used but not defined in this Seventh Supplemental Indenture shall have the meanings ascribed to them in the Indenture, as such meanings may be amended by this Seventh Supplemental Indenture.  In the event of any inconsistency between the terms in the Indenture and this Seventh Supplemental Indenture, the terms in this Seventh Supplemental Indenture shall prevail in respect of the Notes.

“Applicable Spread” means the number of basis points as specified in the applicable Pricing Supplement;

“BAM” means Brookfield Asset Management Inc.;

“Below Investment Grade Rating Event” shall be deemed to have occurred on any day within the 60 day period (which shall be extended during an Extension Period (as defined below)) after the earlier of (i) the occurrence of a Change of Control and (ii) public notice of the occurrence of a Change of Control or the intention by the Issuers or BIP to effect a Change of Control, if, in either case, the Notes are downgraded to below an Investment Grade Rating by more than half, and, if there are fewer than three Rating Agencies, all of the Rating Agencies that then rate the Notes.  For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (a) the number of Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (b) the number of Rating Agencies that have downgraded the Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event, should one or more of the Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade subsequently downgrade the Notes to below an Investment Grade Rating.  The Extension Period shall terminate when two of the Rating Agencies (if there are three Rating Agencies) or one of the Rating Agencies (if there are fewer than three Rating Agencies) have confirmed that the Notes are not undergoing consideration for a possible downgrade, and have not downgraded the Notes, to below an Investment Grade Rating;

“BILP” means Brookfield Infrastructure L.P.;

“BIP” means Brookfield Infrastructure Partners L.P.;

“Borrowing Issuer(s)” has the meaning attributed to such term in Section 6.6;

“Canada Yield Price” means a price equal to the price of the Notes (or the portion thereof to be redeemed) calculated to provide a yield thereon to the date that is three months prior to the Stated Maturity of such Notes equal to the sum of the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the third Business Day preceding the redemption date plus the Applicable Spread;

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP from time to time and which has a term to stated maturity of at least 18 months.  The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty;

“Change of Control” means (i) the sale of all or substantially all of an Issuer’s or the Guarantors’ assets, other than any such sale to any one or more of the Issuers, Guarantors or BAM, and/or any Subsidiary of any of the Issuers, Guarantors or BAM, or any of their respective successors, or (ii) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any Person or group of Persons acting jointly and in concert, other than BAM and/or one or more Affiliates of BAM (or any of their respective successors), becomes the owner (directly or indirectly) of more than 50% of all issued and outstanding Voting Stock of an Issuer or the general partner of BIP, measured by voting power rather than number of shares;

“Change of Control Offer” has the meaning attributed to such term in Section 4.1.1;

“Change of Control Payment” has the meaning attributed to such term in Section 4.1.1;

“Change of Control Payment Date” has the meaning attributed to such term in Section 4.1.2;

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event;

“Deposits” means all intercompany deposits, advances of funds and payables;

“Financial Instrument Obligations” of any Person, means, at any time with respect to such Person, obligations for transactions arising under:

(a)                                 any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by such Person where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

(b)                                 any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by such Person where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c)                                  any agreement, whether financial or physical, for the purchase, sale, exchange, making or taking of any commodity (including natural gas, oil, electricity, coal, emission credits or other energy products), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by such Person where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity in effect from time to time, to the extent of the net amount due or accruing due thereunder at such time (determined by marking-to-market the same in accordance with their terms);

“Funded Indebtedness” means, with respect to any Person, Indebtedness but excludes (i) any Indebtedness of such Person that, on the date of issue or assumption of liability, has a term to maturity (including any right of extension or renewal) of 18 months or less, (ii) Inter-Company Indebtedness of such Person, and (iii) Qualifying Subordinated Indebtedness of such Person;

“Global Note” means a Note that evidences all or part of the Notes in the form set out in Schedule 1 hereto;

“Government of Canada Yield” means, on any date, with respect to any Notes, the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada bonds denominated in Canadian dollars would carry if issued in Canada at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to the date that is three months prior to the Stated Maturity of such Notes.  The Government of Canada Yield will be the average (rounded to four decimal points) of the bid-side yields provided by the Investment Dealers in accordance with the terms of this Seventh Supplemental Indenture;

“Guarantors” means, notwithstanding anything in the indenture dated as of October 10, 2012 to the contrary, collectively, BIP, Holding LP, BRM Holdco, Can Holdco and US Holdco, and each other material Subsidiary of Holding LP formed or acquired after the date hereof and which delivers a guarantee; and “Guarantor” means any of them;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“Indebtedness” of any Person means (without duplication), whether recourse is to all or a portion of the assets of such Person and whether or not contingent, obligations treated in accordance with GAAP from time to time as indebtedness, including:  (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith); (v) the Net Swap Exposure of such Person; (vi) every Capital Lease Obligation of such Person; (vii) the maximum fixed redemption or repurchase price, as at the time of determination, of all Redeemable Stock of such Person that is not Qualifying Redeemable Stock; and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, excluding any obligation in respect of Qualifying Redeemable Stock and any obligation of another Person in relation to Net Swap Exposure, the payment of which such Person has guaranteed and which guarantee is included above as indebtedness in accordance with GAAP from time to time;

“Indenture” has the meaning attributed to such term in the recitals hereto;

“Inter-Company Indebtedness” means, with respect to any of the Issuers, a Guarantor or any of their respective Subsidiaries, Indebtedness owing to any one or more of the Issuers, Guarantors and/or any Subsidiary of the Issuers or Guarantors;

“Interest Rate” means the interest rate as specified in the applicable Pricing Supplement;

“Investment Dealers” means two investment dealers selected by the Issuers who are independent of the Issuers and are each members of IIROC (or if IIROC shall cease to exist, such other independent investment dealer as the Issuers may select, with the approval of the Trustee, acting reasonably), which Investment Dealers shall be retained by and at the cost of the Issuers to determine the Government of Canada Yield.  The two investment dealers shall be any two agents party to the Agency Agreement (as defined in the Prospectus Supplement dated October 3, 2019);

“Investment Grade Rating” means a rating equal to or higher than (i) “BBB-” (or the equivalent) by S&P, and (ii) in respect of any Rating Agency other than S&P, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade;

“Loan” means an obligation for money borrowed;

“Limited Recourse Indebtedness” as applied to any Indebtedness of any Person means any Indebtedness that is or was incurred to finance a specific facility or portfolio of facilities or the acquisition of financial assets, provided that if such Indebtedness is with recourse to any of the Issuers or a Guarantor, such recourse is on an unsecured basis to such Issuer or Guarantor (except as subsequently provided herein) and is limited to liabilities or obligations relating to the specific facility or portfolio of facilities or financial assets, and provided further that such Indebtedness may be secured by a lien on only (i) the property and assets that constitute such facility, portfolio of facilities or financial assets, as the case may be, (ii) the income from and proceeds of such facility, portfolio of facilities or financial assets, as the case may be, (iii) the Capital Stock of any Subsidiary of any of the Issuers or a Guarantor, or other entity, that owns an interest in such facility, portfolio of facilities or financial assets, or any interest that any such Subsidiary, or other entity, holds of any other Person owning any interest in such facility, portfolio of facilities or financial assets, and (iv) the contracts pertaining to such facility, portfolio of facilities or financial assets;

“Net Swap Exposure” means the net position of Financial Instrument Obligations of any Person that are:  (i) in excess of 18 months from the time the relevant calculation is made; and (ii) considered as indebtedness in accordance with GAAP from time to time;

“Net Worth” means an amount equal to the sum of (i) the equity or capital of BIP (including the partners’ capital, retained earnings or deficits, accumulated other comprehensive income or loss, and contributed and revaluation surplus of BIP) and all preferred equity and equity components of capital Securities of BIP, (ii) the principal amount of all Qualifying Subordinated Indebtedness of BIP, and (iii) the consolidated Qualifying Redeemable Stock of BIP, determined in each case on a consolidated basis in accordance with GAAP as at the date of the most recent financial statements of BIP;

“Non-Controlling Interests” means, at the time of any determination thereof, the amount that would be shown on a consolidated financial statement of BIP at such time, prepared in accordance with GAAP at such time, of non-controlling interests owned by minority stakeholders in BIP’s consolidated entities, and includes preferred shares, limited partnership interests and trust units;

“Notes” means any notes of any tranche referred to in Article 2 of this Seventh Supplemental Indenture;

“Original Issue Date” means October 7, 2019;

“Permitted Encumbrances” means any of the following, with respect to any of the Issuers or a Guarantor:

(a)                                 any encumbrance on the assets of any one or more of the Issuers and/or Guarantors to secure Indebtedness up to an aggregate principal amount outstanding at any time of the greater of 5% of Net Worth and $100 million;

(b)                                 any encumbrance to secure Indebtedness in excess of the principal amount referred to in clause (a); provided that the obligations in respect of the Notes are secured equally and ratably with such Indebtedness and all other Indebtedness which is required to be secured equally and ratably;

(c)                                  any encumbrance for collateral pledged (including parental guarantees) for Financial Instrument Obligations and any encumbrance on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations provided that such encumbrances are not incurred for speculative purposes;

(d)                                 any encumbrance in existence as of the date of the issuance of Notes or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

(e)                                  any encumbrance on property of any Person which exists at the time such Person is merged into, or amalgamated or consolidated with any Issuer or Guarantor in compliance with this Indenture, or any encumbrance on property that exists when such property is directly or indirectly acquired by any Issuer or Guarantor, which encumbrance does not extend to any other property or assets of such Issuer or Guarantor, other than an encumbrance incurred in contemplation of such merger, amalgamation, consolidation or acquisition;

(f)                                   any encumbrance or right of distress reserved in or exercisable under any lease for rent to which any Issuer or Guarantor is a party and for compliance with the terms of the lease;

(g)                                  any encumbrance reserved in or exercisable under any subdivision, site plan control, development, reciprocal, servicing, facility, facility cost sharing or similar agreement with a Governmental Authority currently existing or hereafter entered into with a Governmental Authority, which does not or in aggregate do not materially interfere with the use of the property for the purposes for which it is held or materially detract from the value thereof;

(h)                                 encumbrances respecting encroachments by facilities on neighboring lands over any property owned by any Issuer or Guarantor which do not materially interfere with the use thereof for the purposes for which the property is held or materially detract from the value thereof;

(i)                                     permits, licenses, agreements, easements (including, without limitation, heritage easements and agreements relating thereto), restrictions, restrictive covenants, reciprocal rights, rights-of-way, public ways, rights in the nature of an easement and other similar rights in land granted to or reserved by other Persons (including, without in any way limiting the generality of the foregoing, permits, licenses, agreements, easements, rights-of-way, sidewalks, public ways, and rights in the nature of easements or servitudes for sewers, drains, steam, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables);

(j)                                    liens incurred in the ordinary course of business, other than in connection with the incurrence of Indebtedness, that do not individually or in the aggregate with all other Permitted Encumbrances materially detract from the value of the assets encumbered or materially interfere with their use in the ordinary course of business;

(k)                                 cash deposited with any lender to cash collateralize (i) bankers acceptances or depository notes within the meaning of the Depository Bills and Notes Act (Canada), (ii) bills of exchange within the meaning of the Bills of Exchange Act (Canada) or (iii) letters of credit, in each case, pursuant to the terms of any credit facility permitted hereunder;

(l)                                     any encumbrance for any Tax, (i) secured by a bond or other reasonable security, (ii) not yet due or (iii) being contested in good faith and by appropriate proceedings so long as adequate reserves have been provided therefor in accordance with GAAP;

(m)                             any encumbrance arising out of judgments or awards so long as enforcement of such encumbrance has been stayed and an appeal or proceeding for review is being prosecuted in good faith and for the payment of which adequate reserves, bonds or other reasonable security have been provided or are fully covered by insurance;

(n)                                 encumbrances, deposits or pledges to secure statutory obligations of any Issuer or Guarantor arising in the ordinary course of business;

(o)                                 any encumbrance imposed by law which were incurred in the ordinary course of business, including carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business, and which (i) do not individually or in the aggregate materially detract from the value of the assets subject thereto or materially impair the use thereof in the operations of the business of such Person or (ii) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the assets subject to such liens and for which adequate reserves have been provided in accordance with GAAP;

(p)                                 any encumbrance arising from leases or license agreements (other than Capital Lease Obligations) entered into by any Issuer or Guarantor in the ordinary course of business;

(q)                                 any encumbrance created, incurred or assumed to secure any purchase money obligation;

(r)                                    any encumbrance created, incurred or assumed to secure any Limited Recourse Indebtedness;

(s)                                   any encumbrance on or against cash or marketable debt securities in a sinking fund account established in support of a Series of Notes issued pursuant to this Indenture; and

(t)                                    any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any encumbrance referred to in the foregoing clauses (a) through (s) inclusive, provided that the extension, renewal, alteration or replacement of such encumbrance is limited to all or any part of the same assets that secured the encumbrance extended, renewed, altered or replaced (plus improvements on such assets) and the principal amount of the Indebtedness secured thereby is not increased;

“Premium” means, with respect to any Note at a particular time, the excess, if any, of the then applicable Redemption Price of such Note over the principal amount of such Note;

“Pricing Supplement” means a pricing supplement to the Prospectus, in either or both of the English and French languages, incorporated by reference into the Prospectus for the purpose of distributing the Notes, as contemplated by National Instrument 44-102 - Shelf Distributions;

“Program Amount” means the aggregate principal amount of Notes qualified for issuance from time to time under the Prospectus then in effect;

“Prospectus” means the short form base shelf prospectus of the Issuers with respect to the continuous offering of debt securities filed with the securities regulatory authority in each of the provinces and territories of Canada from time to time, including any amendments or supplements thereto (other than any Pricing Supplement);

“Qualifying Redeemable Stock” of any Person means any Redeemable Stock of such Person that can be satisfied or acquired, in the sole discretion of the Person who issued such Redeemable Stock, BIP or a Subsidiary of BIP, with or in exchange for Capital Stock of such Person, or a Subsidiary of BIP that is not itself Redeemable Stock;

“Qualifying Subordinated Indebtedness” of any Person means Indebtedness of such Person (i) which by its terms provides that the payment of principal of (and Premium, if any) and interest on and all other payment obligations in respect of such Indebtedness shall be subordinate to the prior payment in full of the Notes to at least the extent that no payment of principal of (or Premium, if any) or interest on or otherwise due in respect of such Indebtedness may be made for so long as there exists any default in the payment of principal (or Premium, if any) or interest on the Notes or any other default that with the passing of time or the giving of notice, or both, would constitute an Event of Default with respect to the Notes and (ii) which expressly by its terms gives such Person the right to make payments of principal (and Premium, if any) and interest and all other payment obligations in respect of such Indebtedness in equity of the Issuers, a Guarantor or any of their respective Subsidiaries;

“Rating Agencies” means (i) S&P and any other nationally recognized statistical rating organization selected by the Issuers that then rates the Notes, and (ii) if any of the Rating Agencies ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside the Issuers’ control, a nationally recognized statistical rating organization selected by the Issuers (as certified by a resolution of the Board of each Issuer) as a replacement agency for such Rating Agency, or some or all of them, as the case may be, and “Rating Agency” means any one of them;

“Redeemable Stock” of any Person means any Capital Stock of such Person which by its terms (or by the terms of any Note into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final stated maturity of the Notes;

“Redemption Price” means, with respect to a Note being redeemed either in whole at any time or in part from time to time, (a) if the Redemption Date occurs prior to the date that is three months prior to the Stated Maturity, an amount equal to the greater of (i) the Canada Yield Price, and (ii) par, or (b) if the Redemption Date occurs on or after the date that is three months prior to the Stated Maturity, a price equal to par, together in each case with the accrued and unpaid interest thereon to, but excluding, the Redemption Date;

“S&P” means S&P Global Ratings, acting through S&P Global Ratings Canada, a business unit of S&P Global Canada Corp.;

“Total Consolidated Capitalization” means (without duplication), in accordance with GAAP from time to time, on a consolidated basis, the sum of (i) Net Worth, (ii) the Non-Controlling Interests, and (iii) all Funded Indebtedness of BIP;

“Trustee” means Computershare Trust Company of Canada;

“US Holdco” means, notwithstanding anything in the Indenture to the contrary, Brookfield Infrastructure US Holdings I Corporation; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

ARTICLE 2
ISSUE OF THE NOTES

2.1                               Form, Terms and Certification and Delivery of the Notes

2.1.1                     The seventh series of Notes authorized to be issued from time to time hereunder, as one or more tranches, shall be designated “Medium Term Notes” and are herein sometimes called the “Notes”.  The Notes may be issued by the Issuers in separate tranches from time to time in an unlimited aggregate principal amount and may only be validly issued when the aggregate principal amount of the relevant tranche of Notes to be issued, when added to the aggregate principal amount of all Notes previously or simultaneously issued under the Prospectus in effect on the date of issue, does not exceed the Program Amount. Upon any increase or decrease from time to time in the Program Amount, the Issuers shall forthwith deliver to the Trustee a copy of a Board Resolution of each of the Issuers approving such change certified by any one of the Board members or officers, as the case may be, of each of the Issuers, together with a copy of any amendment of or supplement to the Prospectus relating to such increase or decrease.  Notes shall be delivered to the Trustee and shall be certified by or on behalf of the Trustee and delivered by it to or upon the receipt of a written order of each of the Issuers on the following terms:

2.1.1.1                              Date and Interest.  Each Note of any tranche issued from time to time shall be dated as of the date of issue and shall bear interest (if any) from, and including, the Original Issue Date or from, and including, the most recent Interest Payment Date to which interest has been paid or duly provided for, whichever is later, at the rate (either fixed or floating and, if floating the manner of calculation thereof) determined by the Issuers on the Original Issue Date.  Interest, if any, shall be payable on the date determined by the Issuers at the time of issue, at the interest rate and calculated in the manner so determined and as well after as before maturity and after default with interest on overdue interest at the same rate, computed in the same manner as interest on the original principal amount, from, and including, its due date until actual payment. If an Interest Payment Date is not a Business Day, then the payment will be made on the next Business Day with no adjustment.

2.1.1.2                              Maturity.  Each Note shall mature on the date determined by the Issuers at the time of issue, provided that such date shall not be earlier than one year from the date of issue.

2.1.1.3                              Pricing Supplements.  The Issuers shall prepare one or more Pricing Supplements which shall be acceptable to the Trustee, acting reasonably, with respect to each issue of Notes which shall specify the terms and conditions of such Notes, including the provisions of this Section 2.1, as applicable.

2.1.1.4                              Denominations.  Notes shall be issued in such denominations as may be determined by the Issuers at the time of issue.  The Notes are issuable in minimum denominations of $1,000.00 and integral multiples thereof, subject to Section 2.1.1.5.

2.1.1.5                              Currency.  The Notes shall be issued and payable in such currency as is determined by the Issuers at the time of issue.

2.1.1.6                              Form of Notes.  Each tranche of Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Notes held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee.  Each Global Note will be substantially in the form set out in Schedule 1 hereto with such appropriate additions, deletions, substitutions and variations as the Trustee may approve and shall bear such distinguishing letters and numbers as the Trustee may approve, with such approval in each case to be conclusively deemed to have been given by the Trustee certifying such Notes.

2.1.1.7                              Place of Payment.  Payments of principal and interest on each registered interest bearing Note shall, subject to Section 2.1.1.5, be made in lawful money of Canada at the head office of the Trustee in Toronto, Ontario.

2.1.1.8                              U.S. Securities Laws.  The Trustee acknowledges that the Notes have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

2.1.2                     The written order of the Issuers for the certification and delivery of such Notes shall specify the place of delivery, denominations and registration particulars (if any) for such Notes and shall also specify the following particulars relating to such Notes (unless such particulars are contained in forms of Notes duly completed by the Issuers and delivered concurrently with such written order):

2.1.2.1           the date of issue;

2.1.2.2           the principal amount;

2.1.2.3           the currency (if other than Canadian dollars);

2.1.2.4           the interest rate (if any);

2.1.2.5           the manner of calculation of interest (if any);

2.1.2.6           the Interest Payment Dates (if any);

2.1.2.7           the terms of any redemption rights; and

2.1.2.8           the terms of any other special provisions relating to such Notes.

2.1.3.                  Upon receipt by the Trustee of the documents and instruments required pursuant to this Section 2.1, the Trustee shall certify the Notes and cause such Notes to be delivered in accordance with the written order of the Issuers.

2.2                               Execution of Notes

Each of the Notes shall be signed (either manually, by facsimile or other electronic signature) by any one of each of the Issuers’ Board members or officers, as the case may be.  Each of the Notes may be executed on behalf of each Issuer in counterparts, each of which shall constitute an original and all of which when taken together shall constitute one and the same instrument. A signature upon any of the Notes shall for all purposes of this Seventh Supplemental Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time of such signature and notwithstanding that any individual whose signature may appear on the Notes is not, at the date of this Seventh Supplemental Indenture or at the date of the Note or at the date of the certification and delivery thereof, a Board member or officer, as the case may be, of an Issuer, such Notes shall be valid and binding upon the Issuers and entitled to the benefits of this Seventh Supplemental Indenture.

2.3                               Certification

2.3.1                     No Notes shall be issued or, if issued, shall be obligatory or shall entitle the Holder of such Notes to the benefits of this Seventh Supplemental Indenture until it has been certified by or on behalf of the Trustee.  Such certificate on any Note shall be conclusive evidence that such Note is duly issued and is a valid obligation of the Issuers and that the Holder of such Note is entitled to the benefits of this Seventh Supplemental Indenture.

2.3.2                     The certificate of the Trustee on any Note shall not be construed as a representation or warranty by the Trustee as to the validity of this Seventh Supplemental Indenture or of the Notes (except the due certification thereof by the Trustee and any other warranties implied by law) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or the proceeds thereof.

2.4                               Additional Events of Default

2.4.1                     In addition to the Events of Default contained in Article 5 of the Indenture, the following events will constitute an Event of Default with respect to the Notes:

2.4.1.1                              the failure by the Issuers to comply with their obligations in the event of a Change of Control Triggering Event; or

2.4.1.2                              default by the Issuers or any Guarantor in payment of principal of, premium, if any, or interest on any obligation for borrowed money (other than an obligation payable on demand or maturing less than 18 months from the creation or issue thereof) having an outstanding principal amount in excess of 5% of consolidated Net Worth in the aggregate at the time of default or in the performance of any other covenant of the Issuers or any Guarantor contained in any instrument under which such obligations are created or issued resulting in the acceleration of the final maturity of such obligations; or

2.4.1.3                              the rendering of a final judgment or judgments (not subject to appeal) against any of the Issuers or any Guarantor in an amount in excess of 5% of the consolidated Net Worth which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired.

2.4.2                     If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture. Notwithstanding the previous sentence, if an Event of Default occurs as a result of the failure by the Issuers to comply with their obligations in the event of a Change of Control Triggering Event as described above, the principal of, and any premium and accrued interest on the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

ARTICLE 3
INTEREST, PAYMENT OF PRINCIPAL
AND REDEMPTION AND REPURCHASE

3.1                               Record Date

The Regular Record Date for determining Holders entitled to receive interest on the Notes will be the close of business on the date that is two Business Days preceding the relevant Interest Payment Date for the Notes.

3.2                               Payment of Interest

Prior to an Interest Payment Date, the Issuers will forward or cause to be forwarded to the Trustee (and the Trustee shall subsequently forward to each Holder at the registered address of such Holder as of the Regular Record Date) the interest and Additional Amounts (if any), less any Taxes required by law to be deducted or withheld. If the Issuers forward payment to the Trustee by cheque, the Issuers shall deliver to the Trustee certified cheque(s) payable to the order of the Trustee on the day that is two Business Days before such Interest Payment Date, and the Trustee will only forward such amounts to the Holders upon receipt of the full amount of interest and Additional Amounts (if any) being paid in immediately available funds.  The forwarding of such cheque(s) will satisfy and discharge the liability for interest upon and Additional Amounts (if any) on such Note to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld as aforesaid) unless such cheque(s) are not paid on presentation.  The Issuers, at their option, may cause any amount payable in respect of principal, interest, Additional Amounts (if any) or premium (if any) to be paid to the Trustee by wire transfer(s) to an account specified by the Trustee on the day that is one Business Day before such Interest Payment Date.

3.3                               Payment of Principal and Premium

In accordance with Article 4 of the Indenture, the Issuers will deposit with the Trustee all amounts required to be paid to the order of Holders of Notes on maturity, one Business Day before the maturity date of the Notes.  The deposit of such funds will satisfy and discharge the liability for principal of the Notes to the extent of the sum represented thereby.

3.4                               Redemptions and Repurchases

3.4.1                     Unless otherwise specified in the applicable Pricing Supplement and subject to Article 11 of the Indenture, the Issuers may, at their option, redeem the Notes at any time and from time to time, in whole or in part, upon payment of the applicable Redemption Price. The Issuers will give notice of redemption not more than 60 days and not less than 15 days before the Redemption Date.  Less than all of the Notes may be redeemed in accordance with Article 11 of the Indenture.  Notes so redeemed will be cancelled and will not be re-issued.

3.4.2                     Unless otherwise specified in the applicable Pricing Supplement, the Issuers will be entitled at any time and from time to time to purchase for cancellation all or any of the Notes in the open market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange), by tender or by private contract at any price at any time.  Notes that are so purchased will be cancelled and will not be re-issued.

3.4.3                     Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be subject to repurchase pursuant to any sinking fund or any other required repayment provisions.

3.5                               Location of Registers

With respect to the Notes, initially the registers referred to in Section 3.5 of the Indenture shall be kept by and at the principal office of the Trustee in Toronto, Ontario  and may be kept in such other place or places, if any, by the Trustee or by such other registrar or registrars (if any) as the Issuers, with the approval of the Trustee, may designate.

3.6                               Additional Amounts

Section 10.5 of the Indenture shall apply to the Notes.

3.7                               Trustee, etc.

The Trustee will be the indenture trustee, authenticating agent, paying agent, transfer agent and registrar for the Notes.

ARTICLE 4
CHANGE OF CONTROL

4.1                               Redemption upon a Change of Control

4.1.1                     If a Change of Control Triggering Event occurs, unless the Issuers have exercised their right to redeem any Notes as described above, the Issuers will be required to make an offer to repurchase all, or any part (equal to $1,000.00 or an integral multiple thereof), of each Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Issuers will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of repurchase (the “Change of Control Payment”).

4.1.2                     Within 30 days following any Change of Control Triggering Event, the Issuers will be required to mail a notice to Holders of Notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice. The Issuers must comply with any securities laws and regulations that are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions herein, the Issuers will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions herein by virtue of such conflicts.

4.1.3                     On the Change of Control Payment Date, the Issuers will be required, to the extent lawful, to:

(i)             accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)          deposit with the Trustee an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)       deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate of each of the Issuers stating the aggregate principal amount of Notes or portions of Notes being repurchased by the Issuers.

4.1.4                     The Trustee will be required to promptly send a wire transfer comprising, or mail to each Holder of Notes who properly tendered Notes, the purchase price for such Notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000.00 or an integral multiple thereof.

4.1.5                     The Issuers will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer that would be required to be made by the Issuers in connection with a Change of Control Triggering Event, and such Person purchases all Notes properly tendered and not withdrawn under its offer.

ARTICLE 5
COVENANTS

5.1                               Limitations on Indebtedness

The Issuers will not, and will not permit any of their Subsidiaries to, directly or indirectly, issue, incur, assume or otherwise become liable for or in respect of any Funded Indebtedness unless, after giving effect thereto, the Funded Indebtedness of BIP, calculated on a consolidated basis, would not exceed 75% of Total Consolidated Capitalization.

5.2                               Limitation on Liens

No Issuer will create, incur, assume or permit to exist any lien on any property or asset now owned or hereafter acquired by it, unless at the same time the Notes are secured equally and ratably with such lien, provided that this will not apply to Permitted Encumbrances. Upon being advised by the Issuers in writing in an Officer’s Certificate that security has been provided for the Notes on an equal and ratable basis in connection with the grant to a third party of security and subsequently such security to the third party is released, the Trustee will forthwith release the security granted for the Notes.

ARTICLE 6
MISCELLANEOUS

6.1                               Acceptance of Trust

The Trustee accepts the trusts in this Seventh Supplemental Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Seventh Supplemental Indenture and in accordance with the Indenture.

6.2                               Confirmation of Indenture

The Indenture as amended and supplemented by this Seventh Supplemental Indenture is in all respects confirmed.

6.3                               Trust Indenture Act

Notwithstanding anything to the contrary contained in the Indenture, with respect to the Notes referred to in this Seventh Supplemental Indenture, (i) the Issuers shall not be required to comply with the provisions of the Trust Indenture Act and (ii) Sections 7.2 and 7.3 of the Indenture shall not apply.

6.4                               Counterparts

This Seventh Supplemental Indenture may be executed in several counterparts, each of which once executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This Seventh Supplemental Indenture may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

6.5                               Use of Proceeds

The Pricing Supplement shall specify each Issuer that is primarily responsible for the repayment of the principal amount of the Notes and interest thereon, together with the intended use of proceeds by such Issuer.

6.6                               Responsibility for Notes

Notwithstanding that each of the Issuers are co-obligors, jointly and severally liable under the Notes for the full principal amount, it is understood and agreed as among the Issuers that only the Issuer(s) nominated as borrower(s) in the Pricing Supplement (the “Borrowing Issuer(s)”) shall be primarily responsible for repayment of the total principal amount of the Notes, representing the amount of cash the Borrowing Issuer(s) received from the proceeds of the Notes on the date of issue, plus all interest thereon. To the extent that the Borrowing Issuer(s) actually repay(s) to the Holders more than the share of the indebtedness for which the Borrowing Issuer(s) is/are primarily responsible pursuant to the preceding sentence, then the Borrowing Issuer(s) shall be deemed to have made a loan of such excess amount to, and only to the extent the Borrowing Issuer(s) actually paid such amounts to the Holders and shall be treated as having a right to repayment from, the other Issuers for the amounts such Borrowing Issuer(s) actually paid to the Holders (although such loan and right of repayment shall be subordinated to the rights of the Holders), and the recipients of such deemed loan shall be treated as having repaid such excess amount to the Holders of the Notes. The rights and remedies of the Issuers under this Section 6.6 shall not alter the joint and several obligations of the Issuers to the Holders for the full principal amount of the Notes.

IN WITNESS WHEREOF, the parties hereto have executed this Seventh Supplemental Indenture as of the date first written above. Brookfield Infrastructure Finance Pty Ltd executes this document as a deed.

BROOKFIELD INFRASTRUCTURE FINANCE ULC

By:	/s/ James Rickert
Name: James Rickert
Title: Managing Director

BROOKFIELD INFRASTRUCTURE FINANCE LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FINANCE LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Director

BROOKFIELD INFRASTRUCTURE FINANCE PTY LTD

By:	/s/ Jeff Kendrew
Name: Jeff Kendrew
Title: Director

By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Company Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	/s/ Yana Nedyalkova
Name: Yana Nedyalkova
Title: Corporate Trust Officer

By:	/s/ Robert Morrison
Name: Robert Morrison
Title: Corporate Trust Officer

SCHEDULE 1

FORM OF NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BROOKFIELD INFRASTRUCTURE FINANCE ULC, BROOKFIELD INFRASTRUCTURE FINANCE LLC, BROOKFIELD INFRASTRUCTURE FINANCE LIMITED, AND BROOKFIELD INFRASTRUCTURE FINANCE PTY LTD (THE “ISSUERS”) OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

No. •

BROOKFIELD INFRASTRUCTURE FINANCE ULC, an unlimited liability company formed under the laws of Alberta

- and -

BROOKFIELD INFRASTRUCTURE FINANCE LLC, a limited liability company formed under the laws of Delaware

- and -

BROOKFIELD INFRASTRUCTURE FINANCE LIMITED, a corporation incorporated under the laws of Bermuda

- and -

BROOKFIELD INFRASTRUCTURE FINANCE PTY LTD, a proprietary company limited by shares incorporated under the laws of Australia

MEDIUM TERM NOTE

CUSIP / ISIN Nos.	• / •
Issue Date	•
Stated Maturity	•
Interest Rate	•%
Interest Calculation	•
Interest Payment Dates	•
Principal Amount	$• (the “Principal Amount”)
Registered Holder	•

Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, and Brookfield Infrastructure Finance Pty Ltd (the “Issuers”) for value received hereby promise to pay to the registered Holder hereof on the Stated Maturity, or on such earlier date as the Principal Amount may become due and payable in accordance with the provisions of the Indenture (as defined below) and with the provisions of the pricing supplement dated • attached to this Note (the “Pricing Supplement”), on presentation and surrender of this Note, the Principal Amount in lawful money of Canada at the Corporate Trust Office of the Trustee and to pay interest on the Principal Amount at the interest rate per annum set forth above from the Original Issue Date or from the most recent Interest Payment Date to which interest has been paid or duly provided for, whichever is later, at the Corporate Trust Office of the Trustee, calculated as set forth above, in like money, and if the Issuers at any time default in the payment of any principal, premium or interest, to pay interest on the amount in default at the same rate, calculated as set forth above, in like money, at the Corporate Trust Office of the Trustee, and on the same dates.

This Note is one of a series of the Notes of the Issuers issued and to be issued under an indenture dated as of October 10, 2012 (the “Base Indenture”) made among the Issuers and Computershare Trust Company of Canada (the “Trustee”), and a seventh supplemental indenture dated as of October 7, 2019 (the “Seventh Supplemental Indenture” and together with the Base Indenture, the “Indenture”) made among the Issuers and the Trustee.  The Indenture and the Pricing Supplement specify the terms and conditions upon which the Notes are issued or may be issued and held and the rights of the Holders of Notes, the Issuers and the Trustee, all of which are incorporated by reference in this Note and to all of which the Holder of this Note, by acceptance hereof, agrees.  Capitalized terms used but not defined herein have the meanings attributed to them in the Indenture.

Prior to an Interest Payment Date, the Issuers (except in case of payment at maturity or on redemption at which time payment of interest and Additional Amounts (if any) will be made only upon surrender of this Note) will forward or cause to be forwarded to the Trustee the interest and Additional Amounts (if any), less any Taxes required by law to be deducted or withheld. The Trustee shall subsequently mail a cheque for such amount to the registered Holder of this Note at the registered address of such Holder, or in the case of joint Holders to the registered address of the joint Holder first named in the register, payable to the order of such Holder or Holders and negotiable at par at the Corporate Trust Office of the Trustee.  The mailing of such cheque will satisfy and discharge the liability for interest upon and Additional Amounts (if any) on this Note to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation. The Trustee may pay or cause to be paid, at its option, any amount payable in respect of principal, interest, Additional Amounts (if any) or premium (if any) to the Holder of this Note, by wire transfer to an account maintained by such Holder.

The Notes may be issued in one or more tranches and without limitation as to aggregate principal amount, but only upon the terms and subject to the restrictions set out in the Indenture.  The aggregate principal amount of Notes of other series which may be issued under the Indenture is unlimited, but such Notes may be issued only upon the terms and subject to the conditions provided in the Indenture.

The Notes are direct obligations of the Issuers but are not secured by any mortgage, pledge, hypothec or other charge.

Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

So long as none of the Issuers is in default under the Indenture, the Issuers may purchase Notes in the open market, by tender or by private contract at any price.

Upon the occurrence of a Change of Control Triggering Event (as defined in the Seventh Supplemental Indenture), unless the Issuers have exercised any right to redeem the Notes, the Issuers will be required to make an offer to repurchase the Notes on the terms and subject to the conditions set forth in Section 4.1 of the Seventh Supplemental Indenture except if another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer that would be required to be made by the Issuers in connection with a Change of Control Triggering Event, and such Person purchases all Notes properly tendered and not withdrawn under its offer.

The Principal Amount may become or be declared due before the Stated Maturity on the conditions, in the manner, with the effect and at the times set forth in the Indenture.

The Indenture contains provisions for the holding of meetings of Holders and making resolutions passed at such meetings and instruments in writing signed by the Holders of a specified percentage of the Notes outstanding binding on all Holders, subject to the provisions of the Indenture.

This Note may be transferred only upon compliance with the conditions prescribed in the  Indenture on one of the registers kept at the principal offices of the Trustee in Toronto, Ontario and at such other place or places, if any, and by such other registrar or registrars, if any, as the Issuers may designate, by the registered Holder hereof or the Holder’s legal representative or attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other registrar.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, AGREES FOR THE BENEFIT OF BROOKFIELD INFRASTRUCTURE FINANCE ULC, BROOKFIELD INFRASTRUCTURE FINANCE LLC, BROOKFIELD INFRASTRUCTURE FINANCE LIMITED AND BROOKFIELD INFRASTRUCTURE FINANCE PTY LTD (THE “ISSUERS”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE ISSUERS, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT (“REGULATION S”) AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN THE CASE OF (1) AND (2) ABOVE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE U.S. STATE SECURITIES LAWS; PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, AN OPINION OF COUNSEL OF RECOGNIZED STANDING AND IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUERS AND THE TRUSTEE MUST FIRST BE PROVIDED THAT THE SALE OF SUCH SECURITIES IS NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

The Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Note shall not become obligatory for any purpose until it has been certified by the manual signature of the Trustee under the Indenture.

IN WITNESS WHEREOF Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd have caused this Note to be signed by each of their respective representatives.  Brookfield Infrastructure Finance Pty Ltd executes this Note as a deed.

BROOKFIELD INFRASTRUCTURE FINANCE ULC

By:
Name:
Title:

BROOKFIELD INFRASTRUCTURE FINANCE LLC

By:
Name:
Title:

BROOKFIELD INFRASTRUCTURE FINANCE LIMITED

By:
Name:
Title:

BROOKFIELD INFRASTRUCTURE FINANCE PTY LTD

By:
Name:
	Title:	Director

By:
Name:
	Title:	Director or Company Secretary

v

(FORM OF TRUSTEE’S CERTIFICATE)

TRUSTEE’S CERTIFICATE

This Note is one of the Notes referred to in the Indenture referred to above.

•, as Canadian Trustee

By:	Certifying Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

(FORM OF CERTIFICATE OF TRANSFER)

CERTIFICATE OF TRANSFER

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and postal code)

(Insert assignee’s social insurance or security or tax identifying number)

and irrevocably appoint                       agent to transfer this Note on the books of the Issuers.  The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

* Signature Guarantee

* The signature must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.